Koor Industries Limited
                                                        (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT MARCH 31, 2004
--------------------------------------------------------------------------------


CONTENTS


                                                                           PAGE


Review Report of the auditors                                                  2


CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AT MARCH 31, 2004
  (UNAUDITED):

Condensed Consolidated Interim Balance Sheet                                   3

Condensed Consolidated Interim Statements of Income                            4

Condensed Interim Statements of Shareholders' Equity                           5

Condensed Consolidated Statements of Cash Flows                                8

Notes to the interim  Financial Statements                                    13

THE BOARD OF DIRECTORS
KOOR INDUSTRIES LIMITED

REVIEW REPORT OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2004, the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the three month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at March 31, 2004 constitute 18% of the total consolidated assets and whose revenues for the three months then ended constitute 13% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at March 31, 2004 totaled approximately NIS 222 million, and the equity of Koor in their losses for the three months then ended totaled approximately NIS 5 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5 to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 24, 2004


CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                     MARCH 31                                       -------------
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    1,153,202           698,702            593,403            254,682
Short-term deposits and investments                            451,181         1,028,790            366,809             99,642
Trade receivables                                            2,549,962         2,380,651          2,052,461            563,154
Other accounts receivable                                      443,610           469,986            452,170             97,971
Assets designated for sale                                      42,335            43,014             42,525              9,350
Inventories and work in progress,
net of customer advances                                     1,779,391         1,778,785          1,885,751            392,975
                                                          ------------      ------------       ------------      -------------
Total current assets                                         6,419,681         6,399,928          5,393,119          1,417,774
                                                          ------------      ------------       ------------      -------------
INVESTMENTS AND LONG-TERM
 RECEIVABLES
Investments in affiliates                                      971,564         1,010,057            943,764            214,568
Other investments and receivables                              466,910           545,439            483,384            103,116
                                                          ------------      ------------       ------------      -------------
                                                             1,438,474         1,555,496          1,427,148            317,684
                                                          ------------      ------------       ------------      -------------
FIXED ASSETS, NET                                            2,977,175         3,075,774          2,928,407            657,504
                                                          ------------      ------------       ------------      -------------

INTANGIBLE ASSETS, DEFERRED TAX ASSETS AND
 DEFERRED EXPENSES, NET                                      2,170,041         2,343,118          2,121,083            479,249
                                                          ------------      ------------       ------------      -------------
                                                            13,005,371        13,374,316         11,869,757          2,872,211
                                                          ============      ============       ============      =============

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.



                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                  MARCH 31                                       -------------
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                                 1,397,949         2,319,051          1,577,402            308,734
Trade payables                                               1,422,581         1,198,727          1,342,783            314,174
Other payables                                               1,225,006         1,332,256          1,270,217            270,540
Customer advances, net of work in progress                     207,014           216,837            156,441             45,719
                                                          ------------      ------------       ------------      -------------
Total current liabilities                                    4,252,550         5,066,871          4,346,843            939,167
                                                          ------------      ------------       ------------      -------------

LONG-TERM LIABILITIES
Net of current maturities:
Bank loans                                                   2,930,372         3,904,447          3,006,343            647,167
Other loans                                                    116,267           116,031            113,494             25,677
Convertible debentures of subsidiary                           656,560           391,753                  -            145,000
Customer advances                                              176,629           236,217            194,094             39,008
Deferred taxes                                                 249,131           189,617            199,787             55,020
Liability for employee severance
 benefits, net                                                 189,687           257,191            192,002             41,893
                                                          ------------      ------------       ------------      -------------
Total long-term liabilities                                  4,318,646         5,095,256          3,705,720            953,765
                                                          ------------      ------------       ------------      -------------

CONVERTIBLE DEBENTURES OF SUBSIDIARY                           319,278                 -            340,270             70,512
                                                          ------------      ------------       ------------      -------------

MINORITY INTEREST                                            2,159,231         1,524,464          1,736,531            476,862
                                                          ------------      ------------       ------------      -------------

SHAREHOLDERS' EQUITY                                         1,955,666         1,687,725          1,740,393            431,905
                                                          ------------      ------------       ------------      -------------

                                                          ------------      ------------       ------------      -------------
                                                            13,005,371        13,374,316         11,869,757          2,872,211
                                                          ============      ============       ============      =============


_________________________   _______________________     ________________________
     Jonathan Kolber          Charles R. Bronfman              Yuval Yanai
          CEO                Chairman of the Board      Executive Vice President
                                 of Directors                    and CFO
May 24, 2004

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.



                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                       YEAR      -------------
                                                                                                      ENDED       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31          DECEMBER 31              ENDED
                                                          ------------------------------                              MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


Income from sales and services                               2,399,908         2,115,520          7,690,430            530,015
Cost of sales and services                                   1,619,832         1,517,818          5,392,944            357,737
                                                          ------------      ------------       ------------      -------------

Gross profit                                                   780,076           597,702          2,297,486            172,278
Selling and marketing expenses                                 271,109           254,201            940,457             59,874
General and administrative expenses                            136,797           122,039            460,744             30,211
                                                          ------------      ------------       ------------      -------------

Operating income                                               372,170           221,462            896,285             82,193
Finance expenses, net                                           81,199            27,754            228,200             17,933
                                                          ------------      ------------       ------------      -------------

                                                               290,971           193,708            668,085             64,260
Other income (expenses), net                                    79,242           (90,573)          (219,721)            17,501
                                                          ------------      ------------       ------------      -------------

Profit before taxes on income                                  370,213           103,135            448,364             81,761
Taxes on income                                                162,814            31,322             85,372             35,957
                                                          ------------      ------------       ------------      -------------

                                                               207,399            71,813            362,992             45,804
Group equity in the operating results
 of affiliates, net                                             (8,330)          (15,019)          (113,823)            (1,840)
                                                          ------------      ------------       ------------      -------------

                                                               199,069            56,794            249,169             43,964
Minority interest in subsidiaries, net                        (105,265)          (45,764)          (202,807)           (23,248)
                                                          ------------      ------------       ------------      -------------

Net profit for the period                                       93,804            11,030             46,362             20,716
                                                          ============      ============       ============      =============

                                                                   NIS               NIS                NIS                US$
                                                          ------------      ------------       ------------      -------------
Profit per NIS 1 par value of the
 ordinary share capital                                          5,777               727              2,950              1,276
                                                          ============      ============       ============      =============

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.



                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------


                                                                                     COMPANY   CUMULATIVE
                                                                              SHARES HELD BY      FOREIGN
                                             NUMBER OF                           THE COMPANY     CURRENCY                      TOTAL
                                              ORDINARY      SHARE     CAPITAL            AND  TRANSLATION    RETAINED  SHAREHOLDERS'
                                            SHARES (1)     CAPITAL    RESERVES  SUBSIDIARIES  ADJUSTMENTS        LOSS        EQUITY
                                            ----------  ----------  ---------- -------------  -----------  -----------   -----------
                                                                              NIS THOUSANDS REPORTED AMOUNTS*
                                                        ----------------------------------------------------------------------------


BALANCE AS AT JANUARY 1, 2004 (AUDITED)     15,741,160     564,515   2,564,099      (80,321)    (196,758)  (1,111,142)    1,740,393

CHANGES DURING THE THREE MONTHS ENDED
 MARCH 31, 2004 (UNAUDITED):
Net earnings for the period                          -           -           -             -            -      93,804        93,804
Exercise of stock option to employees           31,301         **-           -             -            -           -             -
Cumulative foreign currency translation
 adjustments                                         -           -           -             -      121,469           -       121,469
                                            ----------  ----------  ---------- -------------  -----------  -----------   -----------

BALANCE AS AT MARCH 31, 2004 (UNAUDITED)    15,772,461     564,515   2,564,099      (80,321)     (75,289)  (1,017,338)    1,955,666

                                            ==========  ==========  ========== =============  ===========  ===========   ===========

                                                                                     COMPANY   CUMULATIVE
                                                                              SHARES HELD BY      FOREIGN
                                             NUMBER OF                           THE COMPANY     CURRENCY                     TOTAL
                                              ORDINARY      SHARE      CAPITAL           AND  TRANSLATION    RETAINED  SHAREHOLDERS'
                                            SHARES (1)     CAPITAL    RESERVES  SUBSIDIARIES  ADJUSTMENTS        LOSS        EQUITY
                                            ----------  ----------  ---------- -------------  -----------  -----------   -----------
                                                                    ADJUSTED TO NEW ISRAELI SHEKELS (NIS) OF DEEMBER 2003
                                                        ----------------------------------------------------------------------------


BALANCE AS AT JANUARY 1, 2003 (AUDITED)     15,173,377     564,515   2,564,099     (272,458)    (120,609)  (1,008,378)    1,727,169

CHANGES DURING THE THREE MONTHS ENDED
 MARCH 31, 2003 (UNAUDITED):
Net earnings for the period                          -           -           -             -            -       11,030       11,030
Cumulative foreign currency translation
  adjustments                                        -           -           -             -      (50,474)           -      (50,474)
                                            ----------  ----------  ---------- -------------  -----------  -----------   -----------

BALANCE AS AT MARCH 31, 2003 (UNAUDITED)    15,173,377     564,515   2,564,099     (272,458)     (171,083)    (997,348)   1,687,725
                                            ==========  ==========  ========== =============  ===========  ===========   ===========


(1) Net of holding by the Company and subsidiaries.

*  With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.
** Represents  an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                               (An Israeli Company)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               CUMULATIVE
                                                                                     COMPANY      FOREIGN
                                             NUMBER OF                                SHARES     CURRENCY                      TOTAL
                                              ORDINARY       SHARE     CAPITAL       HELD BY  TRANSLATION    RETAINED  SHAREHOLDERS'
                                            SHARES (1)     CAPITAL    RESERVES  SUBSIDIARIES  ADJUSTMENTS        LOSS         EQUITY
                                            ----------  ----------  ---------- -------------  -----------  ----------  -------------
                                                                    ADJUSTED TO NEW ISRAELI SHEKELS (NIS) OF DEEMBER 2003
                                                        ----------------------------------------------------------------------------


BALANCE AS AT JANUARY 1, 2003 (AUDITED)     15,173,377     564,515   2,564,099     (272,458)    (120,609)  (1,008,378)    1,727,169

CHANGES DURING 2003 (AUDITED):
Net earnings for the year                            -           -           -             -            -       46,362       46,362
Exercise of stock options to employees          67,783          *-           -             -            -            -            -
Issuance of "treasury stock"                   500,000           -           -       192,137            -    (149,126)       43,011
Provision for decline in value of
  autonomous investee                                -           -           -             -       73,401            -       73,401
Cumulative foreign currency
 translation adjustments, net                        -           -           -             -     (149,550)           -     (149,550)
                                            ----------  ----------  ---------- -------------  -----------  -----------   -----------

BALANCE AS AT DECEMBER 31, 2003 (AUDITED)   15,741,160     564,515   2,564,099      (80,321)     (196,758)  (1,111,142)   1,740,393
                                            ==========  ==========  ========== =============  ===========  ===========   ===========

*    Represents an amount lower than NIS 1,000.
(1)  Net of holding by the Company and subsidiaries.






The accompanying notes are an integral part of the financial statements.



                                                                                                             Koor Industries Limited
                                                                                                                (An Israeli Company)

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
------------------------------------------------------------------------------------------------------------------------------------

CONVENIENCE TRANSLATION INTO US DOLLARS (NOTE 1B)
                                                                              COMPANY    CUMULATIVE
                                                                       SHARES HELD BY       FOREIGN
                                                                          THE COMPANY      CURRENCY                            TOTAL
                                                 SHARE       CAPITAL              AND   TRANSLATION        RETAINED    SHAREHOLDERS'
                                               CAPITAL      RESERVES     SUBSIDIARIES   ADJUSTMENTS            LOSS           EQUITY
                                            ----------    ----------    -------------    -----------    -----------    -------------
                                                               CONVENIENCE TRANSLATION (NOTE 1B) - US$ THOUSANDS
                                            ----------------------------------------------------------------------------------------


BALANCE AS AT JANUARY 1, 2004 (AUDITED)        124,672       566,276         (17,739)      (43,453)       (245,393)          384,363

CHANGES DURING THE THREE MONTHS ENDED
 MARCH 31, 2004 (UNAUDITED):
Net earnings for the period                          -             -               -              -          20,716           20,716

Cumulative foreign currency translation
  adjustments                                        -             -               -         26,826               -           26,826
                                            ----------    ----------    ------------    -----------     -----------     ------------


BALANCE AS AT MARCH 31, 2004 (UNAUDITED)       124,672       566,276        (17,739)       (16,627)       (224,677)          431,905
                                            ==========    ==========    =============    ===========    ===========     ============








The accompanying notes are an integral part of the financial statements.



                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------



                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                                 -------------
                                                                                                       YEAR       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31                ENDED              ENDED
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


CASH FLOWS GENERATED BY OPERATING ACTIVITIES
Net profit for the period                                     93,804             11,030            46,362             20,716
Adjustments to reconcile net income to
 net cash flows generated by
 operating activities (a)                                    (74,465)            32,336           728,413            (16,445)
                                                         ------------       ------------      ------------      -------------
Net cash inflow
 generated by operating activities                            19,339             43,366           774,775              4,271
                                                         ------------       ------------      ------------      -------------
CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Purchase of fixed assets                                     (57,478)           (54,145)         (193,424)           (12,694)
Investment grants in respect of fixed assets                       -                   -            8,482                  -
Investments in intangible assets
 and deferred charges                                        (27,077)          (251,750)         (313,125)            (5,980)
Additional investment in subsidiaries                              -               (625)             (600)                 -
Acquisition of subsidiaries (b)                                    -                   -          (14,372)                 -
Investments in affiliates                                       (557)              (551)           (6,316)              (123)
Investment in loans to affiliates                                  -               (236)           (1,616)                 -
Repayment of loans from affiliates and others                      -                   -          226,765                  -
Proceeds from realization of investments in
 formerly consolidated subsidiaries, net of
 Cash in those subsidiaries at the time they
 Ceased being consolidated (c)                                     -                   -          (14,182)                 -
Proceeds from disposal of investments
 in investees and others                                     425,507             14,602           123,742             93,973
Proceeds from sale of fixed assets
 and other assets                                              6,613              4,253            30,998              1,460
Investment in venture capital companies                      (11,161)            (5,329)          (13,580)            (2,465)
Decrease in other investments                                  7,263                654             7,465              1,604
Change in short term deposits
 and investments, net                                        (85,009)             7,944           426,348            (18,774)
                                                         ------------       ------------      ------------      -------------
Net cash inflow (outflow)
 generated by investing activities                           258,101           (285,183)          266,585             57,001
                                                         ------------       ------------      ------------      -------------

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.



                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                                 -------------
                                                                                                       YEAR       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31                ENDED              ENDED
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Dividend paid to minority in subsidiaries                    (16,809)                 -           (56,529)            (3,712)
Issuance of equity                                                 -                  -            43,011                  -
Issuance of shares to minority in subsidiaries                     -                  -            14,137                  -
Payment of suppliers' credit for the purchase
 of fixed assets                                             (28,391)                 -                 -             (6,270)
Purchase of convertible debentures of
 subsidiary by its subsidiary                                646,712                  -                 -            142,825
Proceeds from long-term loans and other
 long-term liabilities                                       250,592            663,267           949,392             55,343
Repayment of long-term loans, debentures
 and other long-term liabilities                            (602,039)          (571,113)       (1,891,766)          (132,959)
Change in credit from banks and others, net                   15,930             69,209          (268,028)             3,518
                                                         ------------       ------------      ------------      -------------

Net cash inflow (outflow)
 generated by financing activities                           265,995            161,363        (1,209,783)            58,745
                                                         ------------       ------------      ------------      -------------

TRANSLATION DIFFERENCES IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS FOREIGN INVESTEES                     16,364            (10,943)          (28,273)             3,614
                                                         ------------       ------------      ------------      -------------

INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                 559,799            (91,397)         (196,696)           123,631
                                                         ------------       ------------      ------------      -------------

BALANCE OF CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                         593,403            790,099           790,099            131,051
                                                         ------------       ------------      ------------      -------------

BALANCE OF CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                             1,153,202            698,702           593,403            254,682
                                                         ============       ============      ============      =============

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.



                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                                 -------------
                                                                                                       YEAR       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31                ENDED              ENDED
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


A.   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     GENERATED BY OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:

Minority interest in subsidiaries, net                       105,265             45,764           202,807             23,248
Equity in operating results of affiliates, net                 8,330             15,019           113,823              1,840
Depreciation and amortization                                123,396            112,700           440,856             27,252
Deferred taxes, net                                           86,332            (20,799)          (45,206)            19,066
Increase (decrease) in liability for employee
 severance benefits, net                                      (7,602)             3,692           (49,822)            (1,679)
Capital losses (gains), net:
 Fixed assets and other assets                                (1,392)             3,317            22,863               (307)
Investments in formerly
 consolidated subsidiaries                                         -                  -           (16,428)                 -
 Investments in investee companies                          (160,361)           (14,602)           (4,852)           (35,416)
Inflationary linkage of principal of
 long-term loans and other long-term liabilities             (21,269)           (24,305)          (77,510)            (4,697)
Inflationary erosion (linkage) of principal of
 credit from banks and others                                  6,933             (4,485)          (10,565)             1,531
Inflationary erosion of value of investments,
 deposits and loans receivable                                (9,973)             2,292            32,540             (2,203)
Changes in value of assets and investments                    29,737             39,669            70,503              6,567
                                                         ------------       ------------      ------------      -------------
                                                             159,396            158,262           679,009             35,202
                                                         ------------       ------------      ------------      -------------

CHANGES IN OPERATING ASSETS AND LIABILITY ITEMS:
Increase in trade receivables and
 other accounts receivable (after taking into
 account non-current receivables)                           (453,168)          (443,286)         (218,826)          (100,081)
Increase (decrease) in inventories, works in
 progress and customer advances (including
 long-term customer advances and deposits)                   187,864            128,976          (116,927)            41,489
Increase in trade payable and
 other payables                                               31,443            188,384           385,157              6,945
                                                         ------------       ------------      ------------      -------------
                                                            (233,861)          (125,926)           49,404            (51,647)
                                                         ------------       ------------      ------------      -------------
                                                             (74,465)            32,336           728,413            (16,445)
                                                         ============       ============      ============      =============

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.


                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                                 -------------
                                                                                                       YEAR       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31                ENDED              ENDED
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


B. ACQUISITION OF SUBSIDIARIES
Assets and liabilities of the subsidiaries at date of acquisition

Working capital surplus, excluding cash
 and cash equivalents                                               -                 -           (12,160)                 -
Fixed assets and investments                                        -                 -            (2,404)                 -
Long-term liabilities                                               -                 -               192                  -
                                                         ------------       ------------      ------------      -------------
                                                                    -                 -           (14,372)                 -
                                                         ============       ============      ============      =============


C.  PROCEEDS FROM REALIZATION OF INVESTMENTS IN FORMERLY CONSOLIDATED
    SUBSIDIARIES, NET OF CASH IN THOSE SUBSIDIARIES AT THE TIME THEY CEASED
    BEING CONSOLIDATED:

Assets and liabilities of the formerly
Consolidated subsidiaries at the time they
Ceased being consolidated:

Working capital deficit, excluding cash and
 cash equivalents                                                   -                 -           (47,105)                 -
Fixed assets and investments                                        -                 -             8,765                  -
Intangible assets                                                   -                 -            15,440                  -
Long-term liabilities                                               -                              (3,463)
Investments in affiliated companies, net                                              -            12,971                  -
Capital loss on sale of investments in
 subsidiaries                                                       -                 -              (790)                 -
                                                         ------------       ------------      ------------      -------------
                                                                    -                 -           (14,182)                 -
                                                         ============       ============      ============      =============

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

                                                                                                       Koor Industries Limited
                                                                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 1B)
                                                                                                                 -------------
                                                                                                       YEAR       THREE MONTHS
                                                           THREE MONTHS ENDED MARCH 31                ENDED              ENDED
                                                          ------------------------------        DECEMBER 31           MARCH 31
                                                                  2004              2003               2003               2004
                                                          ------------      ------------       ------------      -------------
                                                              REPORTED      ADJUSTED TO NEW ISRAELI SHEKELS
                                                              AMOUNTS*               (NIS) OF DECEMBER 2003
                                                          ------------      -------------------------------
                                                                  UNAUDITED                         AUDITED          UNAUDITED
                                                          -------------------------------------------------      -------------
                                                                         NIS THOUSANDS                           US$ THOUSANDS
                                                          -------------------------------------------------      -------------


D. NON-CASH OPERATIONS:

Purchase of fixed assets by credit                            11,339                489            24,514              2,504
                                                         ============       ============      ============      =============
Purchase of other assets by credit                            13,584                  -             6,639              3,000
                                                         ============       ============      ============      =============
Proceeds from sale of fixed assets, investees
 and formerly consolidated subsidiaries and
 realization of activities                                         -                  -            15,145                  -
                                                         ============       ============      ============      =============
Proposed dividend to minority shareholders
 by subsidiaries                                              19,270                  -            15,446              4,256
                                                         ============       ============      ============      =============
Proposed dividend to minority shareholders                         -             21,743                 -                  -
                                                         ============       ============      ============      =============
Conversion of investment to loan in
 affiliates                                                        -                  -               470                  -
                                                         ============       ============      ============      =============
Investment grant not yet received                              1,292                  -                 -                285
                                                         ============       ============      ============      =============



* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.





The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 - GENERAL

         A. These financial statements were prepared at March 31, 2004 and for the three-month period then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2003.


         B. The adjusted interim financial statements as at March 31, 2004, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.528). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2003. The financial statements are prepared in conformity with the generally accepted accounting principles that should be applied in the preparation of financial statements for interim periods, except as provided below.


         B.       DEFINITIONS

                  In these financial statements -

                  Adjusted amount              - The nominal historical amount
                  ---------------                that was adjusted in accordance
                                                 with the provisions of Opinions
                                                 23, 34, 36 and 37.

                  Reported amount              - The adjusted amount on the
                  ---------------                transition date, plus amounts
                                                 in nominal values that were
                                                 added after the transition,
                                                 minus amounts deducted after
                                                 the transition date (December
                                                 31, 2003).

                  Adjusted financial reporting - Financial reporting based on
                  ---------------------------    the provisions of Opinions 23,
                                                 34, 36, 37 and 50.

                  Nominal financial reporting  - Financial reporting based on
                  ---------------------------    reported amounts.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         C.       DISCONTINUANCE OF ADJUSTMENT OF FINANCIAL STATEMENTS

                  In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of the Adjustment of Financial Statements". In accordance with this Standard, and in accordance with Standard No. 17 from December 2002, the adjustment of financial statements will be discontinued, commencing January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting, commencing January 1, 2004. The Company applied the provisions of the Standard and, accordingly, discontinued the adjustment commencing January 1, 2004.

         D.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS

         1. In the past, the Company prepared its financial statements on the basis of historical cost adjusted to the Consumer Price Index ("CPI"). As noted, the adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting commencing January 1, 2004. Additions made during the period were included in nominal values.

         2. The non-monetary asset amounts do not necessarily represent realization value or updated economic value, but, rather, the reported amounts of those assets.

         3. In the financial statements, "cost" means cost at the reported amount.

         4. All the comparative figures for previous periods are stated after adjustment to the CPI for December 2003.

         5.       Balance sheets:
                  a. Non-monetary items are stated in reported amounts.
                  b. Monetary amounts are stated in the balance sheet in nominal historical values at the balance sheet date.

         6.       Statements of operations:
                  a. Revenues and expenses deriving from non-monetary items or from balance sheet provisions are deduced from the change between the reported amount of the opening balance and the reported amount of the closing balance.
                  b. The remaining statement of operations items are stated in nominal values.

         7.       Statement of changes in shareholders' equity:
                  Dividend declared during the reporting period is stated in nominal values.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         E.       INITIAL APPLICATION OF ACCOUNTING STANDARDS

         1. ACCOUNTING STANDARD NO. 13 -EFFECTS OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES
                  The Company applies Accounting Standard No. 13 on "Effects of Changes in Foreign Currency Exchange Rates". The Standard deals with the translation of transactions in foreign currency and the translation of the financial statements of overseas operations for the purpose of including them in the financial
                  statements of the reporting corporation.   The Standard
                  prescribes rules for classifying overseas operations as an autonomous overseas unit or as an integrated unit, based on the indications listed in the Standard and the use of judgment. The Standard also prescribes the way in which the financial statements of autonomous overseas units are to be translated.

                  The balance of the goodwill created in the acquisition of an autonomous overseas unit is treated as an asset of that autonomous overseas unit, and is translated according to the closing rate. This differs from the principles applied in the past, whereby goodwill was translated at the rate at which the transaction was effected.

                  The statements of operations of an autonomous overseas unit are translated at the exchange rate prevailing at the time the transaction is effected, or, for practical reasons, at the average exchange rate in the period. This differs from the principles that had been applied in the past, in which the financial statements were translated according to the closing rate.

                  A write-down in the value of an investment in an autonomous overseas unit does not constitute partial realization. Therefore, no part of the translation differences is charged to the statement of operations when there is a write-down in value.

                  The financial statements of an autonomous overseas unit that is required to present financial statements adjusted for inflation, in accordance with the accounting principles practiced in an economic environment of hyper-inflation, are translated at the closing rate.


         2.       ACCOUNTING STANDARD NO. 20 - GOODWILL AMORTIZATION PERIOD
                  The Company applies Accounting Standard No. 20 on the Goodwill Amortization Period ("the Standard"). The Standard prescribes that amortization will be amortized over the estimated useful life, in a methodical manner. The amortization period must reflect the best possible estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period will not exceed 20 years from the initial recognition date.

                  The effect of the Standard on the Company's operating results is not material.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 3 - RATES OF CHANGE IN THE CONSUMER PRICE INDEX AND FOREIGN CURRENCY EXCHANGE RATES

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting period:

                                                   ISRAELI         EXCHANGE RATE
                                                     CPI           OF ONE DOLLAR
                                                 -----------       -------------
                                                    POINTS              NIS
                                                 -----------       -------------
         At March 31, 2004                          178.40             4.528
         At March 31, 2003                          183.43             4.687
         At December 31, 2003                       178.58             4.379

                                                      %                  %
                                                -----------       -------------

         For the three months ended March 31, 2004  (0.1)               3.4
         For the three months ended March 31, 2003  0.78              (1.0)
         For the year ended December 31, 2003      (1.9)              (7.6)



NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES

         A.       ECI TELECOM LTD. ("ECI") - AN AFFILIATE

         1. In its financial statements for the year 2003, ECI reported on a retroactive correction of its financial statements for 2002 and for the fourth quarter for the same year, relating to the decline in value of its investment in an affiliate (which was received in exchange for a transfer of certain assets), the effect of which on the Company amounts to 2 million dollars.

                  The amount of the correction was taken into account by the Company, when, in the third quarter of 2002, it included a provision for decline in value of its investment in ECI, based on the valuation it received from an independent appraiser. Therefore, the correction to the financial statements of ECI has no effect on the Company's financial statements for 2002 and for the first quarter of 2003.

         2. On March 9, 2004, ECI's board of directors resolved to distribute 7.6 million shares of ECtel (42% of the paid-up shares capital of ECtel) as a dividend to the shareholders of ECI. The ECtel shares were distributed on May 10, 2004, after all the necessary approvals were received. Prior to the distribution, ECI held 10.5 million shares of ECtel (58% of ECtel's share capital). Following the distribution, Koor directly holds 12.9% of the shares of ECtel.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

         1. At December 31, 2003, Koor held 48.59% of the voting rights in M-A Industries, and taking into account the voting agreement with certain other shareholders, Koor held most of the voting rights. Therefore, the financial statements of M-A Industries for 2003 were included in the consolidated financial statements.
                  In January 2004, Koor sold 27 million shares of M-A Industries for NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income". Likewise, a tax asset of NIS 59 million which had been created in 2003, because of the expectation that the brought forward tax losses would be utilized, will be realized as a result of this sale.

                  As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at the end of the first quarter of 2004, is 40.87% (32.9% on a fully diluted basis).

                  In the opinion of the Koor's management, from the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the low likelihood of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings show that the economic substance that stood and continues to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrates effective control, i.e., the ability of Koor to determine the financial and operational policies of M-A Industries.

                  Therefore, as long as economic circumstances that negate the ability to exercise effective control, as mentioned above are not created, the financial statements of M-A Industries continue to be included in the Company's consolidated financial statements.

         2. In October 2001, M-A Industries and some of its subsidiaries entered into a securitization arrangement, for the sale of their trade receivables to companies in the Bank of America Group (the Purchasing Companies). The cash balance of trade receivables sold at the balance sheet date amounted to approximately 149.3 million dollars (March 31, 2003 - 144 million dollars, December 31, 2003 - 125.3 million dollars). The maximum amount of financial resources expected to be at the disposal of the Purchasing Companies to purchase trade receivables of subsidiaries is approximately 150 million dollars on a current basis, so that the proceeds received from the customers whose debts were sold are used to purchase new trade receivables.

         3. M-A Industries and its subsidiary in Brazil undertook, if certain conditions are met, to indemnify certain financial institutions, in respect of credit received by customers of the subsidiary from those financial institutions, which was used to repay the debts of these customers to the subsidiary, in respect of its sales to those customers.

                  The amount of the indemnification undertaking at the balance sheet date is 85 million dollars (March 31, 2003 - 70 million dollars, December 31, 2003 - 85 million dollars).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

         4. In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non-marketable convertible debentures in the amount of 145 million dollars par value, in consideration for their par value. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of the company, of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per 1 U.S. dollar. The ordinary shares to be allotted as a result of the conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange.

                  On March 22, 2007, the bondholders will have the right, by serving prior written notice to M-A Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date).

                  M-A Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of M-A Industries in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures.

                  Under the terms of the allotment, the underwriters were given an option for an additional allotment of 5 million dollars, par values debentures at identical terms. Subsequent to the balance sheet date, in April 2004, this option was exercised. The issue costs for these debentures totaled 2.5 million dollars.

         5. In March 2004, a subsidiary of M-A Industries transfer-red to a third party, in an off-market transaction, 7 million shares of M-A Industries it had held. Under the terms of the agreement, the proceeds will be paid by the end of one year from the transfer date, whether in cash, based on the share price on the stock exchange on such date, or whether in the shares of M-A Industries plus an increment of 0.5% of the share price on the stock exchange. Since the cash proceeds have not yet been received, no capital issuance was recorded in respect of the transferred shares. Subsequent to the balance sheet date, 1,908 of the above shares were returned, for the purpose of paying the consideration for the acquisition of a group of companies in the U.S., as discussed in Note 7.1.

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

         6. In March 2004, M-A Industries' Board of Directors resolved to distribute a dividend of 7,200 thousand dollars, to be paid on June 1, 2004. Subsequent to the balance sheet date, M-A Industries' Board of Directors resolved to distribute a dividend of 13,500 dollars, to be paid on September 1, 2004.

         C.       ELISRA ELECTRONIC SYSTEMS LTD. ("ELISRA") - SUBSIDIARY

         Subsidiaries of Elisra filed a claim of 96 million dollars during 2003 to receive insurance payments in respect of a fire that erupted in their plants and caused damage to equipment, building, inventory and projects in progress.

         Subsequent to the balance sheet date, the subsidiaries filed a motion with the court to issue a partial ruling of 33 million dollars (beyond the 10 million dollars in advances already paid by the insurance company), supported by the admission by the insurance company and its representatives of their liability deriving from the insurance event, while the dispute focuses on the level of damages.

         D.       KOOR CORPORATE VENTURE CAPITAL ("KOOR CVC")- CONSOLIDATED
                  PARTNERSHIP

         In the reporting period, the management of Koor CVC assessed that the value of the investments in several portfolio companies is lower than the investment cost. Therefore, it decided to write-down the value of the investments in portfolio companies by NIS 29 million.

         E.       KNAFAIM-ARKIA HOLDINGS LTD. ("KNAFAIM") - AFFILIATE

         1. During 2003 and the first quarter of 2004, Knafaim acquired shares, which do not confer the status of related party, and options of El Al Airlines Ltd. ("El Al"). If all the options are exercised, the shareholding percentage could reach 52.8% of the shares of El Al.
                  In January 2004, Knafaim approached the State to obtain its consent and approval to increase its holdings to more than 5% of the shares of El Al. In addition, Knafaim filed a merger notice on its holdings in El Al for the approval of the Commissioner of Restrictive Trade Practices.

         2. In March 2004, the board of directors of Knafaim resolved to exercise some of the options, the exercise of which could raise Knafaim's shareholding percentage in El Al's issued share capital to 25.1%, subject to the approvals detailed above.
                  In March 2004, Knafaim issued, through a private placement, debentures and options totaling NIS 135 million, intended in part to finance the exercise of the above options. At March 31, 2004, Koor holds 28.3% of the shares of Knafaim. Assuming full conversion of the convertible securities allotted by Knafaim, Koor will hold 25.04% of the shares of Knafaim.

NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS

         During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law") regarding alleged price-fixing and absence of competition between Tadiran Ltd. (subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly a Koor subsidiary)(hereinafter:
         "TTL") and between Telrad Networks Ltd. (subsidiary of Koor -"Telrad"), the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

         On March 4, 2002, Tadiran (which even undertook to indemnify Eci with respect to any damages it incurs as a result of the matters being examined by the Commissioner) and Telrad received notice from the Authority that it is considering the possibility of bringing each of them to trial for violations of the Law, in the matter of the actions each of them allegedly took, according to the Authority, on matters related to the supply of switchboards for the commercial market in the years 1993 to 1997. The Authority's notice states that the allegations against Telrad and Tadiran in the Network Termination Point segment are still being reviewed by the Commissioner.

         Under the Law, penalties may be imposed against an entity that has violated the Law. There is also the possibility of repercussions at the civil level, if it is proven that damage was sustained as a result of a violation of the law.
         Contacts are underway with the Restrictive Trade Practices Authority, in an effort to conclude the proceedings related to the Authority's investigation. The Company is unable to estimate, at this stage, the significance and implications of the Authority's notice, and accordingly, no provision was recorded in the financial statements in respect of this matter.



                                                                                                   Koor Industries Limited
                                                                                                  (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------------

NOTE 6 - BUSINESS SEGMENTS

         DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP

                                           THREE MONTHS ENDED MARCH 31                           YEAR ENDED DECEMBER 31
                                 -------------------------------------------------------------  ----------------------------
                                            2004                           2003                            2003
                                ---------------------------------  ---------------------------  ----------------------------
                                     REPORTED AMOUNTS *              ADJUSTED TO NEW ISRAELI SHEKELS (NIS) OF DECEMBER 2003
                                ---------------------------------  ---------------------------------------------------------
                                         UNAUDITED                        UNAUDITED                       AUDITED
                                ---------------------------------  ---------------------------  ----------------------------
                                NIS THOUSANDS                   %   NIS THOUSANDS          %     NIS THOUSANDS           %
                                -------------   -----------------  -------------- ------------  ---------------  -----------


      REVENUES FROM SALES
          AND SERVICES

         Segments:

         Telecommunications          163,971                 6.83        204,706         9.68        796,059           10.35
         Defense
          electronics                286,574                11.94        345,754        16.34      1,286,432           16.73
         Agro-chemicals
          and other
          chemicals                1,849,815                77.08      1,483,364        70.11      5,191,913           67.51
         Venture capital
          Investments                      -                    -              -            -              -              -
         Others                       99,548                 4.15         81,696         3.87        416,026            5.41
                                -------------   -----------------  -------------- ------------  ---------------  -----------
         Total segments            2,399,908               100.00      2,115,520       100.00      7,690,430          100.00
                                =============   =================  ============== ============  ===============  ===========


                                           THREE MONTHS ENDED MARCH 31                           YEAR ENDED DECEMBER 31
                                 -------------------------------------------------------------  ----------------------------
                                            2004                           2003                            2003
                                ---------------------------------  ---------------------------  ----------------------------
                                     REPORTED AMOUNTS *              ADJUSTED TO NEW ISRAELI SHEKELS (NIS) OF DECEMBER 2003
                                ---------------------------------  ---------------------------------------------------------
                                         UNAUDITED                        UNAUDITED                       AUDITED
                                ---------------------------------  ---------------------------  ----------------------------
                                NIS THOUSANDS                   %   NIS THOUSANDS          %     NIS THOUSANDS           %
                                -------------   -----------------  -------------- ------------  ---------------  -----------


         OPERATING EARNINGS (LOSS)
          ACCORDING TO SEGMENTS:

         Telecommunication            (4,461)              (1.17)          2,100          0.90          3,158          0.34
         Defense electronics           8,114                2.13         (40,037)       (17.21)        (4,294)        (0.46)
         Agro-chemicals
          and other
          chemicals                  384,031              100.88         286,962        123.34        949,290        102.61
         Venture capital
          investments (1)               (574)              (0.15)           (357)        (0.15)        (1,445)        (0.16)
         Others                       (6,428)              (1.69)        (16,010)        (6.88)       (21,536)        (2.33)
                                -------------   -----------------  -------------- ------------  ---------------  -----------
         Total segments              380,682              100.00         232,658        100.00        925,173        100.00
                                                =================                 ============                   ===========

         Joint general
          expenses                    (8,512)                            (11,196)                     (28,888)
                                -------------                      --------------               ---------------

         Total operating
          earnings                   372,170                             221,462                      896,285
                                =============                      ==============               ===============

         *    With respect to  discontinuance  of  adjustment  for the effect of inflation to the CPI of December 2003, see Note 2.
         (1) Not including provisions for the decline in the recoverable value of venture capital investments.


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


NOTE 7 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE


         1. In April 2004, M-A Industries, through a wholly-owned and controlled subsidiary, signed an agreement to acquire full ownership and control of a group of three companies: Farm Saver.Com LLC, Vegetation Management LLC, and Nations Ag II LLC, which are engaged in the registration, importing, and marketing of agrochemicals in the U.S.
                  In consideration for the acquisition, the subsidiary will pay
                  36.5 million dollars in cash, and will transfer 1,908 thousand shares of M-A Industries (market value on the stock exchange of the transferred shares on the signature date of the agreement is 7.5 million dollars). The subsidiary might have to pay in 2006 in respect of this acquisition, an additional amount of up to 20 million dollars, depending on the profitability of the acquired companies in the years 2004-2005.


         2. In April 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for 39 million dollars. The share of Koor CVC in the proceeds is 7 million dollars. The gain to Koor CVC is NIS 18 million, before tax.




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                            KOOR INDUSTRIES LIMITED
                            (AN ISRAELI CORPORATION)

                              FINANCIAL STATEMENTS
                              AS AT MARCH 31, 2004
                                  (UNAUDITED)